UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: August 31, 2009

Exhibit 99.1

Vimicro Acquires ViSS Business from Alcatel-Lucent Shanghai Bell

Furthers Company’s Penetration of Surveillance Market by Acquiring

Comprehensive Platform and Solutions

BEIJING – August 28, 2009 – Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro”), a leading multimedia semiconductor and solution provider, today announced that Vimicro Electronics Corporation (“Vimicro Tianjin”), a joint venture company operated and managed by Vimicro, entered into a definitive agreement to acquire Video Surveillance System (“ViSS”) from Alcatel-Lucent Shanghai Bell Ltd. Co. (“ASB”). Vimicro Tianjin will acquire the complete ViSS business including all property, plant and equipment, inventories, business contracts, intellectual property and service and development capabilities in China. Moreover, Vimicro and ASB will continue the cooperation on solution and marketing developments in the future.

ViSS is a leading security and surveillance solution addressing the needs of telecom operators and local governments in China. As part of ASB, ViSS has been well established as the business platform for unified surveillance, storage and management solutions utilizing a broadband network infrastructure to connect independent monitoring sites across a broad geographical area. This platform can meet the monitoring needs of city roadways, airports, shopping centers, banks, schools, and other large facilities where surveillance is vital. ViSS also provides system management tools that enhance the visual and audio monitoring capabilities of multiple sites over telecommunication networks. It has been one of the most stable carrier-class video surveillance platforms available in the industry.

Vimicro Tianjin, jointly founded by Tianjin government and Vimicro, has a long-term strategic plan to further penetrate the surveillance market. As part of this acquisition, Vimicro Tianjin also gained the use of its brand name for a certain period as well as strong R&D team with deep industry experience.

“We are very excited to reach this agreement with ASB. The established telecom and government customers base and the prestigious brand name of ASB will provide us strong leverage to expand in the fast growing surveillance market in China. The acquisition and the partnership with ASB will further enrich our product portfolio to address the fast growing market needs, position us strongly as leading surveillance solution provider in China and build upon our growth,” commented Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer.

“Combining ASB’s rich experiences in telecom networks and its long-term cooperation with telecom carriers, together with Vimicro’s expertise in video technology and vertical market, we will surely be able to better serve our customers going forward,” said Kevin Liu, Senior Vice President, Applications Software Group, Alcatel-Lucent Shanghai Bell.

The acquisition is expected to be closed in September of 2009 as agreed by both parties. The closing of the transaction is subject to customary closing conditions.

About Alcatel-Lucent Shanghai Bell Ltd. Co.

Alcatel-Lucent Shanghai Bell Ltd. Co. (“ASB”) is the flagship company of Alcatel-Lucent in Asia. As a first-class production base in the world, ASB provides expertise in telecommunications industrialization and services to users in China, Asia Pacific and global markets. It is taking the lead in broadband access, data, fixed switch, mobile, optical networks, and IP and wireless fields and actively promotes development of the growing markets of 3G, IMS, NGN, IPTV. The company is directly managed by State-owned Assets Supervision and Administration Commission of the State Council, and is the first foreign-invested company limited by shares in telecommunications industry in China, with extensive global resources.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for the consumer electronics and communications markets. Vimicro is also expanding business into the surveillance market with system-level solutions and semiconductor products. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the company’s ability to increase sales of PC and notebook camera multimedia processors; the company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Public Relations Contacts:

Sheena Shen/Haizhen Du

Phone: +86-10-6894-8888 x8788/8309

Email: sheenashen@vimicro.com / duhaizhen@vimicro.com

Investor Relations Contacts:

Vanessa Wang

Phone: +86-10-6894-8888 x7294

Email: wangjingyi@vimicro.com

Shelton Group Investor Relations

Leanne K. Sievers

Phone: +1-949-224-3874

Email: lsievers@sheltongroup.com

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